UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                PERRIGO COMPANY
  ___________________________________________________________________________
                                (Name of Issuer)

                        COMMON STOCK, WITHOUT PAR VALUE
  ___________________________________________________________________________
                         (Title of Class of Securities)

                                   714290103
  ___________________________________________________________________________
                                 (CUSIP Number)

                                  REFAEL LEBEL
                            CHIEF EXECUTIVE OFFICER
                          AGIS INDUSTRIES (1983) LTD.
                    29 LEHI STREET, B'NEI-BRAK 51200, ISRAEL
                           TELEPHONE: 972-3-577-3700
     _____________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    COPY TO:

                                David Fox, Esq.
                           Thomas W. Greenberg, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                           Telephone: (212) 735-3000


                               NOVEMBER 14, 2004
   _________________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.
--------- -------------------------------------------------------------------

1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Agis Industries (1983) Ltd.

--------- -------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_]
                                                    (b) [_]
--------- -------------------------------------------------------------------
3. SEC USE ONLY
--------- -------------------------------------------------------------------
4. SOURCE OF FUNDS

          OO

--------- -------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------- -------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

          Israel

-------------------------------------------- ------- ------------------------
                                             7. NUMBER OF SHARES BENEFICIALLY
                                                OWNED BY EACH REPORTING
                 NUMBER OF                      PERSON WITH SOLE VOTING POWER

                  SHARES

               BENEFICIALLY                          None

                 OWNED BY                    ------- ------------------------
                                             8.      SHARED VOTING POWER
                   EACH                              6,541,964 Shares (1)
                                             ------- ------------------------
                 REPORTING                   9.      SOLE DISPOSITIVE POWER
                                                     None
                  PERSON                     ------- ------------------------
                                             10.     SHARED DISPOSITIVE POWER
                   WITH                              None
--------- -------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,541,964 Shares (2)
--------- -------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]


--------- -------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.18% (3)
--------- -------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

          CO
--------- -------------------------------------------------------------------

(1) Pursuant to an Agreement and Plan of Merger dated as of November 14, 2004 (the "Merger Agreement"), among Perrigo Company, a Michigan corporation ("Perrigo"), Perrigo Israel Opportunities Ltd., an Israeli company and indirect wholly-owned subsidiary of Perrigo ("Merger Sub"), and Agis Industries (1983) Ltd., an Israeli company ("Agis"), and subject to the conditions set forth therein, Merger Sub will merge with and into Agis and Agis will become an indirect wholly-owned subsidiary of Perrigo (such events constituting the "Merger"). In connection with the execution of the Merger Agreement, Agis entered into a Voting Agreement (the "Voting Agreement") with a certain shareholder of Perrigo (the "Shareholder"), pursuant to which the Shareholder has agreed to vote (or cause to be voted) the 6,541,964 shares of Perrigo common stock (the "Subject Shares") held by him (subject to his ability to transfer such shares as described in Item 4 below) in favor of the issuance of shares of Perrigo common stock to holders of Agis ordinary shares as contemplated by the Merger Agreement and in favor of any action in furtherance of the foregoing. The Shareholder may vote the Subject Shares on all other matters. As part of the Voting Agreement, the Shareholder granted an irrevocable proxy to certain officers of Agis with respect to the voting of the Subject Shares for the matters covered by the Voting Agreement.

(2) Agis expressly disclaims beneficial ownership of any of the shares of Perrigo common stock covered by the Voting Agreement.

(3) Based on 71,217,193 shares of Perrigo common stock outstanding as of October 13, 2004 (as represented by Perrigo in the Merger Agreement discussed in Item 4 below).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

ITEM 1.   SECURITY AND ISSUER.

                  This Statement on Schedule 13D (this "Statement") relates to the shares of common stock, without par value, of Perrigo Company, a Michigan corporation ("Perrigo"). The principal executive offices of Perrigo are located at 515 Eastern Avenue, Allegan, Michigan 49010.

ITEM 2.    IDENTITY AND BACKGROUND.

                  (a) - (c), (f) This Statement is filed by Agis Industries
(1983) Ltd., an Israeli company ("Agis"). Agis' principal business address is 29 Lehi Street, B'nei-Brak 51200, Israel. Agis and its subsidiaries develop, manufacture, import and market pharmaceutical products, active pharmaceutical ingredients and consumer products.

                  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Agis are set forth on Schedule I hereto.

                  (d) - (e) During the last five years, neither Agis, nor, to Agis' knowledge, any of the individuals referred to in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As an inducement for Agis to enter into the Merger Agreement described in Item 4 and in consideration thereof, Michael J. Jandernoa, a director and shareholder of Perrigo (the "Shareholder"), entered into a Voting Agreement, dated as of November 14, 2004, a copy of which is attached as Exhibit A (the "Voting Agreement"). Agis did not pay additional consideration to the Shareholder in connection with the execution and delivery of the Voting Agreement.

ITEM 4.   PURPOSE OF TRANSACTION.

                  Pursuant to an Agreement and Plan of Merger, dated as of November 14, 2004 (the "Merger Agreement"), among Perrigo, Perrigo Israel Opportunities Ltd., an Israeli company and indirect wholly-owned subsidiary of Perrigo ("Merger Sub"), and Agis, a copy of which is attached as Exhibit B, and subject to the conditions set forth therein, Merger Sub will merge with and into Agis and Agis will become an indirect wholly-owned subsidiary of Perrigo (such events constituting the "Merger"). Upon consummation of the Merger, Merger Sub will cease to exist as a company and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Agis with Agis remaining as the surviving corporation.

                  As a result of the Merger, each outstanding ordinary share of Agis (other than shares owned by Agis, Perrigo or any wholly-owned subsidiary of Agis or Perrigo) will be converted into the right to receive (a) 0.8011 shares of Perrigo common stock and (b) $14.93 in cash (collectively, the "Merger Consideration"). All such ordinary shares of Agis will no longer be outstanding and will automatically be canceled and retired and cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration payable in respect of such ordinary shares of Agis.

                  As an inducement for Agis to enter into the Merger Agreement and in consideration thereof, the Shareholder entered into the Voting Agreement. Pursuant to the Voting Agreement, the Shareholder has agreed to vote (or cause to be voted) 6,541,964 shares of Perrigo common stock owned by him (subject to his ability to transfer such shares, as described below) (the "Subject Shares") in favor of the issuance of Perrigo shares of common stock ("Perrigo Shares") to holders of Agis ordinary shares as contemplated by the Merger Agreement, and in favor of any action in furtherance of the foregoing. The Shareholder may vote the Subject Shares on all other matters. The Shareholder agreed that he will not enter into any agreement with any person to vote or give instructions in any manner inconsistent with the above. As part of the Voting Agreement, the Shareholder granted an irrevocable proxy to certain officers of Agis with respect to the voting of the Subject Shares for the matters covered by the Voting Agreement.

                  Pursuant to the Voting Agreement, the Shareholder is not prohibited from transferring any Subject Shares free from the restrictions of the Voting Agreement, provided that any transfers to family members will be made only for bona fide estate, financial or tax planning purposes.

                  The Voting Agreement will expire upon the earlier to occur of
(i) the effective time of the Merger, (ii) the date on which the Merger Agreement is terminated pursuant to its terms or (iii) the mutual agreement of Agis and the Shareholder to terminate the agreement.

                  In the Merger, Moshe Arkin, Agis' Chairman and President and controlling shareholder, will receive approximately 10 million Perrigo Shares in consideration for his Agis shares, expected to represent approximately 10.5% of Perrigo Shares outstanding upon completion of the Merger (based on the number of outstanding Perrigo Shares as of October 13, 2004).

                  In connection with the Merger Agreement, Mr. Arkin has entered on November 14, 2004, into a lock-up agreement (the "Lock-up Agreement"), a copy of which is attached as Exhibit C, registration rights agreement (the "Registration Rights Agreement"), a copy of which is attached as Exhibit D, and nominating agreement (the "Nominating Agreement"), a copy of which is attached as Exhibit E, with Perrigo.

                  Pursuant to the terms of the Lock-up Agreement, Mr. Arkin agreed that he will not, directly or indirectly, dispose of any Perrigo Shares received by him in consideration for his Agis shares in the Merger for two years following the consummation of the Merger. For a period commencing on the second anniversary of the Merger and ending on the third anniversary of the Merger, Mr. Arkin agreed to make no disposition of more than 50% of the Perrigo Shares received by him in the Merger. The restrictions on dispositions set forth above shall not apply to dispositions to a family member, trust or other entity made solely for estate or tax planning purposes (provided that any such transferee will agree to be bound by the Lock-up Agreement). If Mr. Arkin's employment with Agis is terminated under certain circumstances, Mr. Arkin will have the right to terminate the Lock-up Agreement upon the earlier of (a) the two year anniversary of the Merger or (b) the six month anniversary of such termination of employment. The Lock-up Agreement will not become effective until the completion of the Merger.

                  Pursuant to the terms of the Registration Rights Agreement, beginning two years after the completion of the Merger (or, if earlier, upon the termination of the Lock-up Agreement), Mr. Arkin will have the right to demand registration of the Perrigo Shares he received in the Merger once a year for three years (subject to minimum sale requirement of 2,000,000 Perrigo Shares under each such registration). In addition, beginning two years after the completion of the Merger, Mr. Arkin will have the right to participate in any other registrations of Perrigo Shares made by Perrigo (except in the event the Lock-up Agreement was terminated).

                  Under the Registration Rights Agreement, in each registration of his Perrigo Shares Mr. Arkin will bear Perrigo's and his registration expenses, including the fees of Perrigo's legal counsel up to $50,000. In the event Mr. Arkin participates in a registration made by Perrigo, Mr. Arkin will only be required to bear a proportionate part of such registration expenses.

                  The Registration Rights Agreement will not become effective until the completion of the Merger.

                  Pursuant to the terms of the Nominating Agreement, Mr. Arkin will be entitled to be nominated to the Perrigo Board of Directors and to nominate an additional independent director (and in the event of a vacancy on the Perrigo Board, to nominate a second independent director) to the Perrigo Board. Each independent director will serve on the Perrigo Board for the remainder of the term of the class of directors to which he or she will be nominated and for one additional full term of such class. Each independent director will also serve on at least one committee of the Perrigo Board, in accordance with and subject to his or her respective qualifications. Perrigo has agreed that one independent director will be invited to serve on the audit committee of the Perrigo Board and one independent director will be invited to serve on the compensation committee of the Perrigo Board, in each case subject to their respective qualifications.

                  Mr. Arkin's right under the Nominating Agreement to designate the independent directors (and the right of the independent directors to serve on the Perrigo Board) will terminate when Mr. Arkin both (i) ceases to own 9% of the outstanding Perrigo Shares and (ii) ceases to own 9,000,000 Perrigo Shares. Mr. Arkin's right to serve on the Perrigo Board will terminate when Mr. Arkin ceases to own 5,000,000 Perrigo Shares.

                  The Nominating Agreement will not become effective until the completion of the Merger.

                  The foregoing summary of certain provisions of the Merger Agreement, the Voting Agreement, the Lock-up Agreement, the Registration Rights Agreement and the Nominating Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. Copies of such agreements are filed as Exhibits A, B, C, D, and E, respectively, to this Statement and are incorporated herein by reference.

                  Except as set forth in this Item 4, neither Agis nor, to Agis' knowledge, any of the individuals referred to in Schedule I, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of November 14, 2004, Agis may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the 6,541,964 Perrigo Shares which are subject to the Voting Agreement, which represent approximately 9.18% of the total outstanding Perrigo Shares (based on the number of outstanding shares as of October 13, 2004). Agis expressly disclaims any beneficial ownership of any of such shares.

         (b) Neither Agis nor, to Agis' knowledge, any of the individuals referred to in Schedule I, owns any Perrigo Shares as to which it has the sole power to vote or to direct the vote. Agis has the power to vote the Subject Shares in accordance with the terms of the Voting Agreement. Neither Agis nor, to Agis' knowledge, any of the individuals referred to in Schedule I, owns any Perrigo Shares as to which it has the sole or shared power to dispose or to direct the disposition.

         (c) Except as set forth or incorporated herein, neither Agis nor, to Agis' knowledge, any of the individuals referred to in Schedule I, has effected any transaction in Perrigo Shares during the past 60 days.

         (d) Not applicable

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Other than the Merger Agreement, the Voting Agreement, the Lock-up Agreement, the Registration Rights Agreement and the Nominating Agreement, to the knowledge of Agis, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and Schedule I and between such persons and any other person with respect to the securities of Perrigo, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         A. Voting Agreement, dated November 14, 2004, by and between Agis Industries (1983) Ltd., an Israeli company, and Michael J. Jandernoa (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

         B. Agreement and Plan of Merger, dated November 14, 2004, by and among Perrigo Company, a Michigan corporation, Perrigo Israel Opportunities Ltd., an Israeli company and indirect wholly-owned subsidiary of Perrigo, and Agis Industries (1983) Ltd., an Israeli company (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

         C. Lock-up Agreement, dated November 14, 2004, by and among Perrigo Company, a Michigan corporation, Perrigo Israel Opportunities Ltd., an Israeli company and indirect wholly-owned subsidiary of Perrigo, and Moshe Arkin (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

         D. Registration Rights Agreement, dated November 14, 2004, by and between Perrigo Company, a Michigan corporation, and Moshe Arkin (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

         E. Nominating Agreement, dated November 14, 2004, by and between Perrigo Company, a Michigan corporation, and Moshe Arkin (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  November 23, 2004


                                         AGIS INDUSTRIES (1983) LTD.


                                         By: /s/ Refael Lebel
                                             ----------------------------
                                         Name:    Refael Lebel
                                         Title:   Chief Executive Officer

                                                                 SCHEDULE I

                  Set forth below is a list of each executive officer and director of Agis Industries (1983) Ltd. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of Israel (except as indicated below) and have not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Directors


            NAME                       PRINCIPAL OCCUPATION                          ADDRESS
       --------------              ---------------------------          ---------------------------------
         Moshe Arkin                  Chairman and President            29 Lehi Street, B'nei-Brak 51200,
                                   Agis Industries (1983) Ltd.                       Israel
        Refael Lebel                 Chief Executive Officer            29 Lehi Street, B'nei-Brak 51200,
                                   Agis Industries (1983) Ltd.                       Israel
         Doris Arkin                         Director                   29 Lehi Street, B'nei-Brak 51200,
                                                                                     Israel
         Eli Ben-nun                         Director                   29 Lehi Street, B'nei-Brak 51200,
                                                                                     Israel
       Menachem Inbar                        Director                   29 Lehi Street, B'nei-Brak 51200,
                                                                                     Israel
         Ran Gotfrid                         Director                   29 Lehi Street, B'nei-Brak 51200,
                                                                                     Israel
          Zvi Goor                           Director                   29 Lehi Street, B'nei-Brak 51200,
                                                                                     Israel
       Boris Dikerman                        Director                   29 Lehi Street, B'nei-Brak 51200,
                                                                                     Israel
         Doris Arkin                         Director                   29 Lehi Street, B'nei-Brak 51200,
                                                                                     Israel
         Eli Ben-nun                         Director                   29 Lehi Street, B'nei-Brak 51200,
                                                                                     Israel

Executive Officers who are not Directors


            NAME                       PRINCIPAL OCCUPATION                          ADDRESS
       --------------              ---------------------------          ---------------------------------
        Sharon Kochan                    Vice President,                29 Lehi Street, B'nei-Brak 51200,
                                       Business Development                          Israel
                                   Agis Industries (1983) Ltd.
     Dr. Stephen Cherkez                 Vice President,                29 Lehi Street, B'nei-Brak 51200,
                                    Product Development and IP                       Israel
                                   Agis Industries (1983) Ltd.
       Dr. Amira Zeevi                   Vice President,                29 Lehi Street, B'nei-Brak 51200,
                                        Pharmaceutical R&D                           Israel
                                   Agis Industries (1983) Ltd.
         Dov Feldman                 Vice President, Finance            29 Lehi Street, B'nei-Brak 51200,
                                   Agis Industries (1983) Ltd.                       Israel
         Dina Hanuna                 Vice President, Finance            29 Lehi Street, B'nei-Brak 51200,
       (U.K. citizen)              Agis Industries (1983) Ltd.                       Israel
      Shlomi Leibovitch              Vice President, Commerce           29 Lehi Street, B'nei-Brak 51200,
                                   Agis Industries (1983) Ltd.                       Israel
      Zehava Moscowitz                   Vice President,                29 Lehi Street, B'nei-Brak 51200,
                                       Pharma Headquarters                           Israel
                                   Agis Industries (1983) Ltd.
        Yechiel Ofir                     Vice President,                29 Lehi Street, B'nei-Brak 51200,
                                       Information Systems                           Israel
                                   Agis Industries (1983) Ltd.
      Dafna Nechushtan           Vice President, Human Resources        29 Lehi Street, B'nei-Brak 51200,
                                   Agis Industries (1983) Ltd.                       Israel
          Avi Sova                  Vice President, Logistics           29 Lehi Street, B'nei-Brak 51200,
                                   Agis Industries (1983) Ltd.                       Israel
         Giora Carni                      Vice President                29 Lehi Street, B'nei-Brak 51200,
                                   Agis Industries (1983) Ltd.                       Israel
        Dan Birenboim                    Internal Auditor               29 Lehi Street, B'nei-Brak 51200,
                                   Agis Industries (1983) Ltd.                       Israel
        Freddy Shaviv                Chief Operations Officer           29 Lehi Street, B'nei-Brak 51200,
                                   Agis Industries (1983) Ltd.;                      Israel
                                     President, Chemagis Ltd.
        Shalom Tetro              General Manager of Diagnostics        29 Lehi Street, B'nei-Brak 51200,
                                     Agis Commercial Agencies                        Israel
                                           (1989) Ltd.
       Elchanan Shaked                  Co-General Manager           4 Drezner Street, Petach Tikva, Israel
                                  Agis Distribution & Marketing
                                           (1989) Ltd.
       Nachum Shenkel                   Co-General Manager           4 Drezner Street, Petach Tikva, Israel
                                  Agis Distribution & Marketing
                                           (1989) Ltd.
         Adam Levitt              President and Chief Executive              1625 Bath Gate Avenue,
       (U.S. citizen)             Officer, Clay-Park Labs, Inc.                New York, NY 10457


                               INDEX TO EXHIBITS

EXHIBIT
NUMBER        DOCUMENT
-------       ----------------------------------------------------------------
     A        Voting Agreement, dated November 14, 2004, by and between Agis
              Industries (1983) Ltd., an Israeli company, and Michael J.
              Jandernoa (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Perrigo Company on
              November 18, 2004).

     B Agreement and Plan of Merger, dated November 14, 2004, by and among Perrigo Company, a Michigan corporation, Perrigo Israel Opportunities Ltd., an Israeli company and indirect wholly-owned subsidiary of Perrigo, and Agis Industries (1983) Ltd., an Israeli company (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

     C Lock-up Agreement, dated November 14, 2004, by and among Perrigo Company, a Michigan corporation, Perrigo Israel Opportunities Ltd., an Israeli company and indirect wholly-owned subsidiary of Perrigo, and Moshe Arkin (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

     D Registration Rights Agreement, dated November 14, 2004, by and between Perrigo Company, a Michigan corporation, and Moshe Arkin (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Perrigo Company on November 18,
              2004).
     E Nominating Agreement, dated November 14, 2004, by and between Perrigo Company, a Michigan corporation, and Moshe Arkin (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Perrigo Company on November 18,
              2004).